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ANNUAL AUDITED REPORT
FORM X-17A-5 Ⓐ
PART III

SEC FILE NUMBER
8-44141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

348 CLIFTON AVENUE

(No. and Street)

CLIFTON   NJ   07011

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    PETER MASTRIANO   973-928-5400

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS

                         (Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE   CLIFTON   NJ   07012

   (Address)   (City)   (State)   (Zip Code)

PROCESSED

FEB 2 6 2009

THOMSON REUTERS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SSC Mail Processing
Section

FEB 1 7 2009

Washington, DC
111



FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __PETER MASTRIANO__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__VBC SECURITIES, LLC__ , as
of __DECEMBER 31__ , 20__08__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__MANAGING MEMBER__
Title

_____
Notary Public

Notary Public
My Comm. on Expires

This report.** contains (check all applicable boxes): 02 / 22 2011

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2008

File No. 8-44141

Robert G. Peters, CPA   File No.   8-44141

Table of Contents

Opinion Letter

Balance Sheet

Statement of Income

Cash Flow Statement

Statement of Change in Financial Position

Statement of Change in Partnership Capital

Net Capital Computation / Supplemental Notes

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2008 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert G. Peters, CPA

Clifton, New Jersey
January 26 2009

Robert G. Peters, CPA   File No. 8-44141


V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2008


ASSETS

Current Assets:

Cash in bank and clearing agent	$ 77,908	
Prepaid items / deposits	3,250	
Fixed assets net of depreciation	762,020	
Commission receivable	31,716	
Good faith deposit	100,422	
Other clearing accounts	786	
Total Current Assets		976,102
		========


LIABILITIES AND CAPITAL


Current Liabilities:

Accounts payable	3,427	
Loans payable	97,659	
Total Current Liabilities		$101,086
Capital		875,016
Total Liabilities and Capital		$976,102
		=========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2008 through December 31, 2008

Revenues:
    Income-Commissions $452,055
    Income-Non-commission   37,790
                                           $489,845

Expenses:

Expense	Amount
Postage and mailings	$ 2,042
Rent	29,291
Periodicals	589
Transfer costs	2,164
Management Fees	90,000
Depreciation & Amortization	54,287
Equipment Rental	20,083
Adv & bus promotion	4,994
Insurance	1,624
Telephone	1,074
Data Processing	3,330
Membership fees and dues	6,195
Salesmen's commissions	202,592
Transportation	0
Continuing education	3,546
Interest Expense	13,970
Stationary and supplies	3,559
Back office expense	64,297
Professional	7,600
Repairs and maintenance	3,173
Utilities	4,237

        Total Expenses   518,647

Net Income (loss) $(28,802)
                                            ========

Robert G. Peters, CPA   File No. 8-44141

                    V.B.C. Securities, LLC
                      Cash Flow Statement
            For The Year Ended December 31, 2008

Cash flow from operations:

    Net earnings $ (28,802)
    Adjustments to reconcile net
    earnings to net cash provided
    by operating activities   (0)

    Changes in assets and liabilities

        Increase in fixed assets   (762,020)
        Increase in prepaid items / deposits   (3,250)
        Increase in clearing account   (262)
        Increase in accounts payable
        100,041
        Increase in good faith deposit   (50,359)
        Increase in commission receivable   (3,072)
        Partner contributions in excess of draw 780,332

Increase / <Decrease> in cash   32,608
Cash at beginning of year   45,300
Cash at end of year $ 77,908
                                                 ========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2008 to December 31, 2008

	12/31/2007	12/31/2008
Current assets	$ 124,531	$ 976,102
Current liabilities	(1,046)	(101,086)
Net working capital	$ 123,485	$ 875,016
	==========	==========
Net working capital - Jan. 1	$ 110,593	$ 123,485
Increase (Decrease) in capital		
Equity Jan. 1 - Dec. 31	0	780,333
Income for the period		
Jan. 1 - Dec. 31	12,892	(28,802)
Net working capital-Dec. 31	$ 123,485	$ 875,016
	==========	==========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2008 through December 31, 2008

Capital January 1, 2008 $ 123,485

Net Income Jan. 1, 2008 through Dec. 31, 2008   (28,802)

Contributions from Jan. 1, 2008 thru Dec. 31, 2008   912,510

Drawings from Jan. 1, 2008 thru Dec. 31, 2008 $(132,177)

Capital December 31, 2008 $ 875,016
                                                       ==========

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2008

Note 1. For the period January 1, 2008 through December 31,
         2008, there were no liabilities subordinated to claim of
         creditors.

Note 2. V.B.C. Securities, LLC net capital and its required
         net capital computed in accordance with the capital
         rule applicable to it and were calculated as at
         December 31, 2008 at a ratio of .921 to 1. Computed
         as follows:

Partnership Capital		$ 875,016
Less: Capital deductions		(765,270)
Net Capital before haircuts		$ 109,746
Less: Haircuts on securities:		
Investment securities	$ 0	
Undue concentration	0	
Fail to receive	0	(0)
Net Capital		$ 109,746
		==========
Aggregated indebtedness		101,086
		=======
AI / NC		.921 to 1

Note 3. Formula for Determination of Reserve Requirement for
         Brokers and Dealers Under SEC Rule 15c3, V.B.C.
         Securities, LLC is entitled to exemption from this rule
         because all customer transactions are cleared through
         another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard
         to computation of net capital under rule 15C3-3 between
         the corresponding un-audited most recent focus Part II
         filing and the audited annual statement.

<u>V.B.C. Securities, LLC</u>
<u>Supplemental Notes</u>
<u>As at December 31, 2008</u>

Note 5. No material inadequacies were found to exist in the
         accounting system, in the internal control, in the
         procedures for safeguarding securities and in the
         practices and procedures employed in complying with rule
         17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA,
         790 Bloomfield Avenue, Clifton, NJ 07012, has been
         selected as auditor on a continuing nature and providing
         for successive year audits, unless discontinued by
         either party in writing and with at least thirty days
         notice.

Note 7. I, Peter Mastriano, Managing Member, swear that, to the
         best of my knowledge and belief, the accompanying
         financial statements and supporting schedules pertaining
         to the firm of V.B.C. Securities, LLC as at December
         31, 2008, are true and correct. I further swear that
         neither the company or any partner, proprietor,
         principal, officer or director has any proprietary
         interest in any account classified solely as that of a
         customer, except as follows:

         No exception.

                                    Peter Mastriano

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2011.

END